UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2017

Eldorado Resorts, Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-36629	46-3657681
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Liberty Street, Suite 1150 Reno, NV	89501
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (775) 328-0100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

A special meeting of stockholders of Eldorado Resorts, Inc. (the “Company”) was held on January 25, 2017 in Reno, Nevada (the “Special Meeting”). The Special Meeting was held in order to vote upon the following proposals set forth in a definitive joint proxy statement/prospectus dated December 30, 2016: (i) to approve the issuance of shares of Company common stock (the “Share Issuance Proposal”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 19, 2016, by and among the Company, two wholly-owned subsidiaries of the Company and Isle of Capri Casinos, Inc. (“Isle”) and (ii) to adjourn the Special Meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the Share Issuance Proposal if there are insufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal (the “Adjournment Proposal”).

At the Special Meeting, the Company’s stockholders voted upon and approved the Share Issuance Proposal. The votes on the Share Issuance Proposal were as follows:

For	Against	Abstain	Broker Non-Votes
40,224,571	12,724	65,489	—

Because the votes cast in favor of the Share Issuance Proposal exceeded the votes cast in opposition of the Share Issuance Proposal and a quorum was present at the Special Meeting, the vote was not called on the Adjournment Proposal.

Item 8.01.	Other Events.

On January 25, 2017, the Company issued a press release announcing that (i) at the Special Meeting, the Company stockholders approved the Share Issuance Proposal and (ii) at the special meeting of stockholders of Isle, Isle stockholders voted to approve the proposal to adopt the Merger Agreement. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The closing of the transactions contemplated by the Merger Agreement remains subject to the fulfillment or waiver of certain conditions that have not yet been satisfied including the receipt of certain approvals from certain regulatory authorities and other customary closing conditions.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description

99.1	Press Release, dated January 25, 2017, of Eldorado Resorts, Inc. announcing the special meeting results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ELDORADO RESORTS, INC.,
a Nevada corporation

Date: January 25, 2017	By:	/s/ Gary L. Carano
	Name:	Gary L. Carano
	Title:	Chief Executive Officer